UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


   DIVISION OF
CORPORATION FINANCE


                                                                     January
24, 2020
St. John Daugherty
Secretary
Verso Corporation
8540 Gander Creek Drive
Miamisburg, Ohio 45342

        Re:     Verso Corporation
                DEFA14A additional soliciting material made on Schedule 14A Filed on January 24, 2020 by Verso Corporation
                File No. 001-34056

Dear Ms. Daugherty,

        We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

        Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

        After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.
Definitive Additional Soliciting Material filed under cover of Schedule 14A

1. Please refer to the following assertion that Verso believes "that the proxy contest is yet another attempt by Atlas/Blue Wolf to accomplish their objective of controlling the
   Company, given that the outcome could effectively result in Atlas becoming a `controlling stockholder.'" Absent a factual foundation, unqualified use of the term "control" in this context may contravene Rule 14a-9. The participants (other than the nominees) in the counter-solicitation will not, as a matter of fact and law, be obtaining "control" of the Board or Verso in the event that their proxy solicitation is fully successful. Please advise us of the factual foundation upon which Verso relied to support the contention that Atlas/Blue Wolf may "effectively" become a "controlling stockholder." Refer to Note b. to Rule 14a-9.

2. Please refer to the following statement: "Verso believes that the proxy contest is directly related to Atlas/Blue Wolf's objective to control the Company, this time, however, without paying anything to stockholders." The implied reference to a control premium or other payment that is otherwise owed suggests the participants are attempting to acquire share capital as opposed to simply exercising stockholder rights to nominate and vote upon a slate of new directors. Given that Atlas/Blue Wolf will not control Verso even if their solicitation
 St. John Daugherty
Verso Corporation
January 24, 2020
Page 2

      is successful, no payment appears to be due. We also are unaware of any legal requirement that obligates a non-management party to pay a control premium or any proxy solicitation undertaken in compliance with Section 14(a) and corresponding Regulation 14A in which a person soliciting proxies paid a control premium or made another payment to security holders in exchange for a vote in favor of their candidates. Please refrain from creating the impression that a payment is legally or otherwise required in light of the Rule 14a-9 proscription against omissions of material fact necessary to make the statements made in light of the circumstances under which they are made. Please also refrain from using this inexact formulation in future filings absent qualification and the inclusion of factual support.

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          You may contact me at (202) 551-3266 with any questions.


                                                                Sincerely,

                                                                /s/ Nicholas P.
Panos

                                                                Nicholas P.
Panos
                                                                Senior Special
Counsel
                                                                Office of
Mergers & Acquisitions

cc:      Alice Hsu, Esq.